Exhibit 99.1

April 15, 2021

TO:	All Securities Commissions of Canada

Toronto Stock Exchange

Re: Notice of Meeting and Record Dates Under NI 54-101

In accordance with NI 54-101, we hereby give you notice of a meeting of the shareholders for the undermentioned issuer:

Issuer:	Fortuna Silver Mines Inc.
Meeting Date:	Thursday, June 24, 2021
Record Date for Notice and Voting:	Monday, May 10, 2021
Beneficial Ownership Determination Date:	Monday, May 10, 2021
Security Description:	Common Shares
CUSIP:	349915 10 8
ISIN:	CA3499151080
Meeting Type:	Annual
Issuer Sending Material via Notice-and-Access:	Yes
Issuer Sending Material Directly to NOBOs:	No
Issuer Paying to Send Material to OBOs:	Yes

FORTUNA SILVER MINES INC.

Per: Sally Whittall, Corporate Secretary